U.S. SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                   FORM 10-SB
                               (Amendment No. 1)



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       SOUTHERN GROUP INTERNATIONAL, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Florida                                       65-0601272
-------------------------------                      -----------------
(State or other jursidiction of                      (I.R.S. I.D. No.)
incorporation or organization)


                   90 Adams Avenue, Hauppauge, New York, 11788
              ----------------------------------------------------
             (Address of  principal  executive  offices) (zip code)


Issuer's telephone number (516) 231-2000

Securities to be registered under Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
         -------------------                ------------------------------
               None
         -------------------                ------------------------------



Securities to be registered under Section 12(g) of the Act:

                          Common Stock $.0001 par value
                          -----------------------------
                                (Title of class)

                                     PART II

Item I. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

(a) Market Information


     The Company's Common Stock ($0.0001 par value, all of which are one class) is publicly traded on the OTC "pink sheets". The Company's trading symbol is SGPI.


(b)  Holders

     The approximate number of record holders of the Company's Common Stock as of June 3, 1999 was 66, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of June 3, 1999 was 1,245,800 shares.

(c) Dividends

     The Company has not paid or declared any dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

Item 2.  Legal Proceedings

     The Company is not presently a party to any material litigation, nor to the Company's knowledge is such litigation threatened.

Item 3.  Changes in and Disagreements with Accountants

     The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.

Item 4.  Recent Sales of Unregistered Securities.

     The following unregistered securities of the Company have been issued in the past three years:

     On March 1, 1999 the Company issued 6,000 restricted shares to a non-affiliate.

     On May 6, 1999, the Company issued the following restricted shares: (a) 42,500 restricted shares to an officer and director; (b) 25,000 restricted shares to a director; (c) 25,000 restricted shares to a non-affiliate, and; (d) 207,500 restricted shares to an affiliate. On June 2, 1999, the Company issued 300,000 shares to an affiliate.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            SOUTHERN GROUP INTERNATIONAL, INC.




Date:  July 26, 1999                        By:/s/ Amit Rametra
--------------------                           ---------------------------------
                                               Amit Rametra, President